EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

ZAPATA CORPORATION

	Nine Months Ended September 30,		Three Months Ended September 30,

	2000	1999	2000	1999

Net loss (in thousands) (a)	$(10,526)	$(9,438)	$(7,408)	$(7,942)
Weighted Basic Shares (b)	23,887,078	23,887,078	23,887,078	23,887,078
Effect of assumed exercise of Common Stock equivalents	—	—	—	—
Weighted diluted shares (c)	23,887,078	23,887,078	23,887,078	23,887,078
Basic earnings per share (a)/(b)	$(0.44)	$(0.40)	$(.31)	$(.33)
Diluted earnings per share (a)/(c)	$(0.44)	$(0.40)	$(.31)	$(.33)

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